CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Vapetek, Inc.

We consent to the inclusion in the foregoing Registration Statement on Form S-1 of our report dated March 31, 2015 relating to our audit of the balance sheet of Vapetek, Inc. (the “Company”) as of December 31, 2014, and the related statement of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2014. Our report dated March 31, 2015, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ Anton & Chia, LLP

Newport Beach, California

May 8, 2015